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                          EXHIBIT 22

     Security Capital Bancorp has five wholly-owned subsidiaries: Security Capital Bank, a North Carolina commercial bank; OMNIBANK, Inc., A State Savings Bank, a North Carolina savings bank; Citizens Savings, Inc., SSB, a
North Carolina savings bank; Home Savings Bank, Inc., SSB, a North Carolina savings bank; and, Estates Development Corporation, a North Carolina corporation. Security Capital Bank has six wholly-owned subsidiaries: First Security Credit Corporation, a North Carolina corporation operating as a consumer finance company; Northbound, Ltd.; North Carolina Financial Services Corporation; University Financial Services Corporation, Inc.; NC Financial Services Corporation; and First Residential Mortgage Group, Inc. Other than First Security Credit Corporation, all other subsidiaries of Security Capital Bank were inactive at December 31, 1994.